Exhibit 99.1

HAFNIA LIMITED: Mandatory notification of trade by primary insider

Singapore, 24 May 2025

Perry Van Echtelt, Chief Financial Officer of Hafnia Limited ("Hafnia", the "Company",OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”), has on 23 May 2025 sold 100,000 shares in Hafnia at an average price of NOK 52.3287 per share on Oslo Børs.

For more information see the attached mandatory notification of trade.

This information is subject to the disclosure requirements pursuant to article 19 of the EU Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name		Perry (Petrus Wouter) Van Echtelt
2	Reason for the notification
a)	Position/status		Chief Financial Officer
b)	Initial notification /Amendment		Initial notification
3	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name		Hafnia Limited
b)	LEI code		5493001KCFT0SCGJ2647
4	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument		Shares in Hafnia Limited, listed on Oslo Stock Exchange
	Identification code		ISIN: SGXZ53070850
b)	Nature of the transaction		Disposal of shares in Hafnia Limited
c)	Price(s) and volume(s)		Currency	Price(s)	Volume(s)
			NOK	52.3287	100,000

d)	Aggregated information
	-	Aggregated volume	100,000
	-	Aggregated price	NOK 5,232,870
e)	Date of the transaction		2025-05-23
f)	Place of the transaction		XOSL – Oslo Børs